Exhibit 99.3

GCL and Harmony Capital Sign Non-Binding Term Sheet to Launch Up to RMB150 Million Game and Cultural Industry Fund

SINGAPORE, Sept. 05, 2025 (GLOBE NEWSWIRE) -- GCL Global Holdings Ltd (NASDAQ: GCL) (“GCL” or the “Company”), a leading provider of games and entertainment, today announced the signing of a non-binding term sheet with Heling Tongxing (Xi’an) Private Fund Management Co., Ltd. (“Harmony Capital”) for the joint establishment of the GCL Game and Cultural Industry Fund.

The term sheet reflects parties’ shared intention to establish the fund and sets out certain principal commercial terms to be confirmed by the parties and formalized in a definitive limited partnership agreement. With a total budget ranging from RMB100 million to RMB150 million, the proposed fund will focus on strategic investments in China’s rapidly evolving game development and publishing sectors.

“Our strategy is to drive growth by making direct equity investments in projects that promote creative and cultural content,” said Sebastian Toke, Group CEO of GCL. “It is intended that over 70% of the capital of this proposed fund will be dedicated to game development and publishing, reflecting our deep commitment to the core of interactive entertainment. We also plan to allocate resources to film and television adaptations of game IPs, broader cultural and creative ventures, and select pre-IPO opportunities. Once launched, this fund will represent a strategic step forward in nurturing long-term value across the games and entertainment sectors in China.”

The GCL Game and Cultural Industry Fund is expected to operate over a seven-year term, including a four-year investment period followed by a three-year exit period, with possible extensions subject to unanimous partners’ approval.

About GCL Global Holdings

GCL Global Holdings Ltd. unites people through immersive games and entertainment experiences, enabling creators to deliver engaging content and fun gameplay experiences to gaming communities worldwide with a strategic focus on the rapidly expanding Asian gaming market.

Drawing on a deep understanding of gaming trends and market dynamics, GCL Group leverages its diverse portfolio of digital and physical content to bridge cultures and audiences by introducing Asian-developed IP to a global audience across consoles, PCs and streaming platforms.

Learn more at http://www.gclglobalholdings.com

About Harmony Capital

Harmony Capital is a private equity fund manager dedicated to creating long-term value through strategic investment and deep industry expertise. With offices in Beijing, Xi’an, and the British Virgin Islands, the firm manages over 8 billion CNY in assets across high-growth sectors including advanced manufacturing, life sciences, and new energy.

Founded in 2019, Harmony Capital partners with global institutions and offers services spanning wealth management, enterprise financing, IPO consulting, and industrial development—empowering businesses to thrive in a dynamic global landscape.

Forward-Looking Statements

This press release includes “forward-looking statements” made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, and may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements may also include, but are not limited to, statements regarding projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the estimated implied enterprise value of GCL, GCL’s ability to scale and grow its business, the expected benefits of the acquisition of Ban Leong Technologies Limited, the advantages and expected growth of GCL, and GCL’s ability to source and retain creative talent and publish games. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of GCL’s management and are not predictions of actual performance.

These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although GCL believes that it has a reasonable basis for each forward-looking statement contained in this press release, GCL cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in GCL’s annual report on Form 20-F, filed with the SEC on July 31, 2025, and other documents filed by GCL from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. GCL cannot assure you that the forward-looking statements in this press release will prove to be accurate. There may be additional risks that GCL presently knows or that GCL currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of GCL as of the date of this press release. Subsequent events and developments may cause those views to change. However, while GCL may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of GCL as of any date subsequent to the date of this press release. Except as may be required by law, GCL does not undertake any duty to update these forward-looking statements.

GCL Investor Relations:

Crocker Coulson
crocker.coulson@aummedia.org
(646) 652-7185